General New York Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General New York Municipal Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General New York Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced annualized yields of 2.57% for Class A shares, 2.21% for Class B shares and 2.21% for E*TRADE Class shares. Taking into account the effects of compounding, the fund produced annualized effective yields of 2.60%, 2.24% and 2.24% for Class A shares, Class B shares and E*TRADE Class shares, respectively.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy as well as supply-and-demand factors affecting tax-exempt money market instruments.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality, municipal money market instruments that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may in turn lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

While inflation appeared to be subdued at the end of 2005, inflation-related concerns intensified over the first five months of 2006 as the U.S. economic expansion gained momentum and energy prices surged to record highs. In its ongoing attempts to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with interest rates, reaching their highest levels in five years. However, yields of shorter-dated money market securities climbed more sharply than longer-dated securities, causing yield differences along the tax-exempt money market yield spectrum to narrow toward historical lows. By the end of the reporting period there was little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, adding to demand and putting downward pressure on yields.

Due to low yields from very short-term, floating-rate instruments, we tended to focus on tax-exempt commercial paper and seasoned municipal notes and bonds maturing over six to nine months. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times. This strategy is designed to help protect the fund's yield while ensuring that cash remains available for redemptions and new investments.

Finally, the fiscal conditions of New York state and New York city continued to benefit from the recovering economy, including better conditions on Wall Street. In fact, New York city received a credit-rating upgrade from a major bond rating agency during the reporting period. As a result, the state balanced its budget for its current fiscal year, and most issuers had less need to borrow. The reduced supply of newly issued securities was met with robust investor demand, helping to keep yields relatively low.

What is the fund's current strategy?

While recent data suggested that the U.S. economy remains on a path of sustainable growth, the economy and the Fed have sent mixed messages with regard to inflation and the possibility that the rate of economic expansion may begin to slow. As a result, while it currently appears that at least one or two additional rate hikes are likely, we believe that short-term interest rates are unlikely to rise substantially above current levels, especially if high energy prices curtail consumer spending. In addition, we expect issuance volume to increase during the summer when New York school districts traditionally come to market, which could cause yields to rise. Therefore, should we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.15% and an annualized effective yield of 2.17% and the fund's E*TRADE Class shares would have produced an annualized yield of 2.16% and an annualized effective yield of 2.18%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 3.21	$ 5.01	$ 5.01
Ending value (after expenses)	$1,012.90	$1,011.10	$1,011.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 3.23	$ 5.04	$ 5.04
Ending value (after expenses)	$1,021.74	$1,019.95	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .64% for Class A shares, 1.00% for Class B shares and 1.00% for E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments−101.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital) (LOC; Key Bank)	3.49	6/7/06	5,000,000 [a]	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation Albany of Project) (LOC; M&T Bank)	3.54	6/7/06	3,315,000 [a]	3,315,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.49	6/7/06	600,000 [a]	600,000
Albany Industrial Development Agency, Civic Facility Revenue, Refunding (Albany Institute of History and Art Project) (LOC; Key Bank)	3.49	6/7/06	2,075,000 [a]	2,075,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing) (LOC; HSBC Bank USA)	3.52	6/7/06	2,220,000 [a]	2,220,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing) (LOC; HSBC Bank USA)	3.52	6/7/06	1,525,000 [a]	1,525,000
Albany Industrial Development Agency, IDR (Newkirk Productions Inc.) (LOC; Bank of America)	3.53	6/7/06	1,060,000 [a]	1,060,000
Babylon Industrial Development Agency, IDR (J. D'Addario and Co. Inc. Project) (LOC; Bank of America)	3.40	6/7/06	2,700,000 [a]	2,700,000
Brewster, GO Notes, BAN	4.73	5/18/07	2,750,000	2,766,740

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chenango County Industrial Development Agency, Civic Facilities Revenue (Grace View Manor Nursing Home Project) (LOC; The Bank of New York)	3.21	6/7/06	3,210,000 [a]	3,210,000
Clinton County, GO Notes, BAN	3.72	7/20/06	2,400,000	2,400,275
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project)	3.49	6/7/06	2,000,000 [a]	2,000,000
Erie County Industrial Development Agency, Civic Facility Revenue (Hauptman-Woodward Project) (LOC; Key Bank)	3.54	6/7/06	2,300,000 [a]	2,300,000
Erie County Industrial Development Agency, Civic Facility Revenue (Multi-Mode-UCP Association) (LOC; Key Bank)	3.54	6/7/06	4,735,000 [a]	4,735,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.54	6/7/06	2,580,000 [a]	2,580,000
Erie County Industrial Development Agency, IDR (MMARS 3rd Program-B&G Properties) (LOC; HSBC Bank USA)	4.05	6/7/06	820,000 [a]	820,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	6/7/06	4,850,000 [a,b]	4,850,000
Freeport, GO Notes, BAN	3.95	7/27/06	2,230,000	2,233,890
Hempstead Industrial Development Agency, IDR, Refunding (Trigen-Nassau Energy) (LOC; Societe Generale)	3.25	6/7/06	5,200,000 [a]	5,200,000
Huntington Union Free School District, GO Notes, TAN	3.94	6/29/06	2,800,000	2,800,307

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Liverpool Central School District, GO Notes, BAN	3.95	9/15/06	2,975,000	2,982,438
Liverpool Central School District, GO Notes, RAN	3.68	7/7/06	5,300,000	5,300,695
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XCLA and Liquidity Facility; Citibank NA)	3.48	6/7/06	20,340,000 a,c	20,340,000
Monroe County Industrial Development Agency, Civic Facility Revenue (Heritage Christian Home Project) (LOC; Key Bank)	3.54	6/7/06	2,800,000 a	2,800,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester) (LOC; M&T Bank)	3.57	6/7/06	5,435,000 a	5,435,000
Monroe County Industrial Development Agency, IDR (Jamestown Continental) (LOC; HSBC Bank USA)	3.70	6/7/06	890,000 a	890,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	3.54	6/1/06	2,815,000 a	2,815,000
Monroe County Industrial Development Agency, Revenue (Monroe Community College Association, Inc. Project) (LOC; M&T Bank)	3.47	6/7/06	3,500,000 a	3,500,000
Municipal Assistance Corporation for the City of New York, Sales Tax Revenue	5.97	7/1/06	2,000,000 d	2,004,342
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comercia Bank)	3.50	6/7/06	5,080,000 a	5,080,000
Nassau Regional Off Track Betting Corporation, Revenue (Nassau County Support Agreement) (Insured; MBIA)	3.98	7/1/06	1,455,000	1,456,240

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	9,320,000 a,b	9,320,000
New York City Housing Development Corporation, MFHR (Parkview Apartments) (LOC; Citibank NA)	3.23	6/7/06	1,000,000 a	1,000,000
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (Progress of Peoples Developments) (Insured; FNMA and Liquidity Facility; FNMA)	3.23	6/7/06	8,000,000 a	8,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Brooklyn United Methodist Project) (LOC; The Bank of New York)	3.46	6/7/06	2,700,000 a	2,700,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory) (LOC; Allied Irish Banks)	3.50	6/7/06	1,900,000 a	1,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Jamaica First Parking LLC Project) (LOC; JPMorgan Chase Bank)	3.46	6/7/06	9,525,000 a	9,525,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.49	6/7/06	4,500,000 a	4,500,000
New York City Industrial Development Agency, Civic Facility Revenue, Refunding (Federation of Protestant Welfare Agencies Inc. Project) (LOC; Allied Irish Banks)	3.50	6/7/06	3,110,000 a	3,110,000
New York City Industrial Development Agency, IDR (Allway Tools Inc. Additional Project) (LOC; Citibank NA)	3.53	6/7/06	2,035,000 a	2,035,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.46	6/7/06	10,000,000 [a]	10,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.46	6/7/06	12,500,000 [a]	12,500,000
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	7,000,000 [a,b]	7,000,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	5,215,000 [a,b]	5,215,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	750,000 [a,b]	750,000
New York State Dormitory Authority, Health Care Facilties Revenue (Mount Sinai Health) (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	9,335,000 [a,b]	9,335,000
New York State Dormitory Authority, Revenue (Mental Health Facilities Improvement) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.49	6/7/06	7,625,000 [a]	7,625,000
New York State Dormitory Authority, Revenue (Mental Health Services) (Liquidity Facility; HSBC Bank USA)	3.42	6/7/06	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.47	6/7/06	10,800,000 a	10,800,000
New York State Dormitory Authority, Revenue (Putter Series Program) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	3,745,000 a,b	3,745,000
New York State Energy and Research and Development Authority, Electric Facilities Revenue (Long Island Lighting Co.) (LOC; Royal Bank of Scotland)	3.25	6/7/06	2,200,000 a	2,200,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.54	6/7/06	4,800,000 a	4,800,000
New York State Housing Finance Agency, Revenue (33 West End Avenue Apartments) (LOC; HSBC Bank USA)	3.24	6/7/06	9,000,000 a	9,000,000
New York State Housing Finance Agency, Revenue (250 West 93rd Street) (LOC; Bank of America)	3.27	6/7/06	13,000,000 a	13,000,000
New York State Housing Finance Agency, Revenue (360 West 43rd Street) (LOC; FNMA)	3.22	6/7/06	2,850,000 a	2,850,000
New York State Housing Finance Agency, Revenue (400 3rd Avenue Apartments) (LOC; Key Bank)	3.25	6/7/06	5,500,000 a	5,500,000
New York State Housing Finance Agency, Revenue (East 39 Street Housing) (Insured; FNMA and Liquidity Facility; FNMA)	3.25	6/7/06	4,800,000 a	4,800,000
New York State Housing Finance Agency, Revenue (Hospital for Special Surgery Staff Housing) (LOC; JPMorgan Chase Bank)	3.49	6/7/06	2,900,000 a	2,900,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York State Housing Finance Agency, Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.23	6/7/06	5,700,000 [a]	5,700,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.23	6/7/06	3,550,000 [a]	3,550,000
New York State Housing Finance Agency, Revenue (Tower 31 Housing) (LOC; Bank of America)	3.23	6/7/06	10,000,000 [a]	10,000,000
New York State Housing Finance Agency, Revenue (Tribeca Park Housing) (Insured; FMNA)	3.20	6/7/06	7,900,000 [a]	7,900,000
New York State Housing Finance Agency, Revenue (Union Square South Housing) (Insured; FMNA)	3.20	6/7/06	5,000,000 [a]	5,000,000
New York State Housing Finance Agency, Revenue (Victory Housing) (LOC; FHLMC)	3.22	6/7/06	14,500,000 [a]	14,500,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.22	6/7/06	33,600,000 [a]	33,600,000
New York State Mortgage Agency, Revenue (Liquidity Facility; Citibank NA)	3.54	6/7/06	6,700,000 [a,b]	6,700,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Revenue (Liquidity Facility; Merrill Lynch)	3.52	6/7/06	3,500,000 [a,b]	3,500,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.49	6/7/06	4,730,000 [a]	4,730,000
Niagara County Industrial Development Agency, Civic Facility Revenue (NYSARC Inc.) (LOC; Key Bank)	3.54	6/7/06	2,900,000 [a]	2,900,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Syracuse Central School District, GO Notes, BAN	3.67	6/23/06	6,330,000	6,330,568
Northport-East Northport Union Free School District, GO Notes, TAN	3.95	6/30/06	5,000,000	5,004,578
Oneida County Industrial Development Agency, IDR (CMB Oriskany) (LOC; The Bank of New York)	3.61	6/7/06	2,045,000 a	2,045,000
Ontario County Industrial Development Agency, Civic Facility Revenue (Friends of the Finger Lakes Performing Arts Center, Inc. Civic Facility) (LOC; Citizens Bank of Massachusetts)	3.50	6/7/06	3,395,000 a	3,395,000
Ontario County Industrial Development Agency, IDR (Robert C. Horton/Ultrafab) (LOC; JPMorgan Chase Bank)	3.60	6/7/06	1,300,000 a	1,300,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.50	6/7/06	1,900,000 a	1,900,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.25	6/8/06	4,800,000	4,800,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.22	6/23/06	3,660,000	3,660,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.20	7/12/06	15,500,000	15,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.51	6/7/06	1,500,000 [a]	1,500,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue (Manor at Woodside Project) (LOC; The Bank of New York)	3.51	6/7/06	5,000,000 [a]	5,000,000
Riverhead Industrial Development Agency, MFHR (Liquidity Facility; Goldman Sachs and LOC; IXIS Corporate and Investment Bank)	3.57	6/7/06	4,400,000 [a,b]	4,400,000
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.54	6/7/06	8,030,000 [a,b]	8,030,000
Rockland County Industrial Development Authority, IDR (Jawino Inc. Project) (LOC; The Bank of New York)	3.20	6/7/06	4,535,000 [a]	4,535,000
Sachem Central School District at Holbrook, GO Notes, TAN	3.69	6/22/06	19,220,000	19,230,657
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.49	6/7/06	5,623,000 [a]	5,623,000
Saint Lawrence County Industrial Development Agency, IDR (Newspaper Corp.) (LOC; Key Bank)	3.61	6/7/06	2,035,000 [a]	2,035,000
Schenectady County Industrial Development Agency, Civic Facility Revenue (Sunnyview Hospital and Rehabilitation Center) (LOC; Key Bank)	3.49	6/7/06	4,000,000 [a]	4,000,000
Schoharie County Industrial Development Agency, Civic Facility Revenue (Bassett Hospital Project) (LOC; Key Bank)	3.54	6/7/06	1,600,000 [a]	1,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Southeast Industrial Development Agency, IDR (Unilock New York Inc. Project) (LOC; Bank One)	3.55	6/7/06	1,600,000 a	1,600,000
Suffolk County Industrial Development Agency, Civic Facility Revenue (Guide Dog Foundation Inc.) (LOC; The Bank of New York)	3.46	6/7/06	3,410,000 a	3,410,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA and Liquidity Facility; FNMA)	3.49	6/7/06	6,255,000 a	6,255,000
Suffolk County Industrial Development Agency, IDR (BIO-Botanica Inc. Project) (LOC; Citibank NA)	3.50	6/7/06	3,360,000 a	3,360,000
Syracuse Industrial Development Agency, Civic Facility Revenue, Refunding (Crouse Health Hospital) (LOC; M&T Bank)	3.27	6/7/06	4,000,000 a	4,000,000
Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue (State Contingency Contract Secured)	3.96	6/1/06	7,925,000	7,925,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	6/7/06	15,000,000 a,b	15,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	6/7/06	20,000,000 a,b	20,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.57	6/7/06	3,350,000 a,b	3,350,000
Ulster County Industrial Development Agency, IDR (Kingston Block and Masonry) (LOC; The Bank of New York)	3.61	6/7/06	3,175,000 a	3,175,000
Warren and Washington Counties Industrial Development Agency, IDR (Angiodynamics Project) (LOC; Key Bank)	3.61	6/7/06	2,935,000 a	2,935,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.49	6/7/06	2,000,000 a	2,000,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Rye Country Day School Project) (LOC; Allied Irish Banks)	3.20	6/7/06	5,000,000 a	5,000,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westhab Community Facilities) (LOC; The Bank of New York)	3.51	6/7/06	5,825,000 a	5,825,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Young Women's Christian Association) (LOC; The Bank of New York)	3.46	6/7/06	4,350,000 a	4,350,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	6/7/06	4,400,000 [a,b]	4,400,000
Yonkers Industrial Development Agency, IDR (104 Ashburton Avenue LLC) (LOC; Key Bank)	3.51	6/7/06	2,815,000 [a]	2,815,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.57	6/7/06	14,600,000 [a]	14,600,000
Total Investments (cost $579,073,730)			**101.7%**	**579,073,730**
Liabilities, Less Cash and Receivables			**(1.7%)**	**(9,949,333)**
Net Assets			**100.0%**	**569,124,397**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $105,595,000 or 18.6% of net assets.*

[c] *Purchased on a delayed delivery basis.*

[d] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	83.9
AAA,AA,Ae		Aaa,Aa,Ae		AAA,AA,Ae	6.7
Not Ratedf		Not Ratedf		Not Ratedf	9.4
					100.0

† *Based on total investments.*

e *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	579,073,730	579,073,730
Interest receivable		4,279,980
Prepaid expenses		39,105
		583,392,815
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		367,312
Cash overdraft due to Custodian		5,713,438
Payable for investment securities purchased		8,000,000
Payable for shares of Beneficial Interest redeemed		134,525
Accrued expenses		53,143
		14,268,418
Net Assets ($)		**569,124,397**
Composition of Net Assets ($):		
Paid-in capital		568,806,120
Accumulated net realized gain (loss) on investments		318,277
Net Assets ($)		**569,124,397**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	290,826,627	76,621,215	201,676,555
Shares Outstanding	290,686,976	76,570,809	201,563,087
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**9,067,004**
Expenses:	
Management fee–Note 2(a)	1,412,490
Shareholder servicing costs–Note 2(c)	568,231
Distribution and prospectus fees–Note 2(b)	285,683
Professional fees	28,747
Custodian fees	25,151
Prospectus and shareholders' reports	19,584
Registration fees	19,492
Trustees' fees and expenses–Note 2(d)	5,732
Miscellaneous	27,096
Total Expenses	**2,392,206**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(76,396)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(11,463)
Net Expenses	**2,304,347**
Investment Income–Net	**6,762,657**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**318,277**
Net Increase in Net Assets Resulting from Operations	**7,080,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005
Operations ($):		
Investment income–net	6,762,657	7,661,323
Net realized gain (loss) on investments	318,277	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,080,934**	**7,661,323**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,666,876)	(4,881,204)
Class B shares	(950,268)	(976,688)
E*TRADE Class	(2,145,513)	(1,803,431)
Total Dividends	**(6,762,657)**	**(7,661,323)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	365,903,763	716,031,169
Class B shares	202,164,774	370,158,929
E*TRADE Class	102,233,415	253,102,109
Dividends reinvested:		
Class A shares	3,556,569	4,752,970
Class B shares	935,634	975,270
E*TRADE Class	2,145,513	1,803,617
Cost of shares redeemed:		
Class A shares	(394,617,203)	(696,685,653)
Class B shares	(218,817,443)	(304,449,868)
E*TRADE Class	(76,357,125)	(81,364,442)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(12,852,103)**	**264,324,101**
Total Increase (Decrease) in Net Assets	**(12,533,826)**	**264,324,101**
Net Assets ($):		
Beginning of Period	581,658,223	317,334,122
End of Period	**569,124,397**	**581,658,223**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period , assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended May 31, 2006 | | Year Ended November 30, | | | |
Class A Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.013	.017	.005	.005	.009	.024
Distributions:						
Dividends from investment income−net	(.013)	(.017)	(.005)	(.005)	(.009)	(.024)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.59a	1.67	.52	.46	.86	2.40
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.64a	.66	.66	.65	.66	.63
Ratio of net expenses to average net assets	.64a	.65	.66	.65	.66	.63
Ratio of net investment income to average net assets	2.57a	1.66	.52	.47	.86	2.35
Net Assets, end of period ($ X 1,000)	290,827	315,824	291,725	314,874	346,578	420,605

a   Annualized.
See notes to financial statements.

| | Six Months Ended May 31, 2006 | Year Ended November 30, | | | | |
Class B Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.011	.013	.002	.003	.005	.020
Distributions:						
Dividends from investment income−net	(.011)	(.013)	(.002)	(.003)	(.005)	(.020)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.23a	1.32	.22	.31	.52	2.03
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.06a	1.08	1.08	1.07	1.06	1.05
Ratio of net expenses to average net assets	1.00a	.99	.95	.80	1.00	.98
Ratio of net investment income to average net assets	2.21a	1.46	.20	.32	.52	1.89
Net Assets, end of period ($ X 1,000)	76,621	92,293	25,609	38,468	45,352	41,580

a   *Annualized.*
See notes to financial statements.

E*TRADE Class Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income—net	.011	.011
Distributions:		
Dividends from investment income—net	(.011)	(.011)
Net asset value, end of period	1.00	1.00
Total Return (%)[b]	2.23	1.55
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets [b]	1.05	1.09
Ratio of net expenses to average net assets [b]	1.00	.99
Ratio of net investment income to average net assets [b]	2.22	1.55
Net Assets, end of period ($ X 1,000)	201,677	173,541

[a] *From March 22, 2005 (commencement of initial offering) to November 30, 2005.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and E*TRADE Class shares. Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended May 31, 2006, sub-accounting service fees amounted to $21,541 for Class B and $48,361 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $87,999 and $197,684, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class A shares were charged $101,120 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan") Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE

Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through May 31, 2006 for Class B and for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $107,703 and $241,809, respectively, of which $24,716 and $51,680, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $33,486 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $242,499, Rule 12b-1 distribution plan fees $47,690, shareholder services plan fees $71,534, chief compliance officer fees $1,605 and transfer agency per account fees $11,930, which are offset against an expense reimbursement currently in effect in the amount of $7,946.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

General New York Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0574SA0506